LEAD INVESTOR

Neerja Prashad

I'm an existing customer who started investing when the product first launched and have since found great value in it. prep2grow has made investing simple, stress-free and extremely safe because of how on-point their recommendations are and how awesome their customer service is - you have an actual person who picks up calls and walks you through issues you may have. I have personally referred many people to this site and will continue to do so. prep2grow has a bright future and I want to be a part of it!

Invested $10,000 this round & $100,000 previously

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